Exhibit FILING FEE

CALCULATION OF FILING FEE TABLES

Table 1 – Transaction Valuation

(U.S. $)	Transaction Valuation(1)	Fee Rate	Amount of Filing Fee(2)
Fees to Be Paid	$—
Fees Previously Paid	$16,737,693.51	0.00015310	$2,562.54
Total Transaction Valuation	$16,737,693.51
Total Fees Due for Filing			$2,562.54
Total Fees Previously Paid			$2,562.54
Total Fee Offsets			—
Net Fee Due			$—

(1)
The fee of $2,562.54 was paid in connection with the filing of Schedule TO-I (File No. 005-92428) on August 20, 2025. This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2025, equals $153.10 per million dollars of the transaction valuation.